UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

________________________________________________________________________________
1(a) NAME OF ISSUER (Please type or print)

     I.D. Systems, Inc.
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1(b) IRS IDENT. NO.                    |(c) S.E.C. FILE NO.
                                       |
      223270799                        |    001-15087
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1(d) ADDRESS OF ISSUER              STREET

     One University Place
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1(d)      CITY                       STATE                  ZIP CODE

     Hackensack                    New Jersey                07601
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1(e) TELEPHONE NO.
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     AREA CODE           |NUMBERS
                         |
         201             |   996-9000
________________________________________________________________________________
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

     Kenneth S. Ehrman

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2(b) IRS IDENT. NO.                    (c) RELATIONSHIP TO ISSUER

     Not Applicable                         President, Chief Operating
                                            Officer and Director
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2(d) ADDRESS                        STREET

     c/o I.D. Systems, Inc., One University Place
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2(d)      CITY                       STATE                  ZIP CODE

     Hackensack                      New Jersey              07601
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

                                         SEC USE
3(a)           (b)                       ONLY     (c)           (d)          (e)                (f)                (g)
Title of the   Name and Address of       Broker-  Number of     Aggregate    Number of Shares   Approximate        Name of Each
Class of       Each Broker Through       Dealer   Shares or     Market       or Other Units     Date of Sale       Securities
Securities     Whom the Securities       File     Other Units   Value        Outstanding        (See instr. 3(f))  Exchange
To Be Sold     are to be Offered         Number   To Be Sold    (See instr.  (See instr. 3(e))  (MO.  DAY   YR.)   (See instr. 3(g))
               or Each Market                     (See instr.   3(d))
               Maker who is                       3(c))
               Acquiring the
               Securities
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Common Stock    Neuberger Berman                    40,000       $752,400(1)  7,675,105(2)       November 29,       Nasdaq
                70 Hudson Street,                                                                2004               National Market
                7th Floor
                Jersey City, NJ 07302
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INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer'S S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                                Name of Person
                                                from Whom Acquired
Title of   Date You   Nature of                 (If gift, also give date    Amount of             Date of              Nature of
the Class  Acquired   Acquisition Transaction   donor acquired)             Securities Acquired   Payment               Payment
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Common      August     Purchase from the issuer,  I.D. Systems, Inc.         200,000               August 1993          Cash
stock       1993       I.D. Systems, Inc.
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INSTRUCTIONS:            If the  securities  were  purchased  and  full  payment
                         therefor   was  not   made  in  cash  at  the  time  of
                         purchase,  explain  in the  table or in a note  thereto
                         the  nature  of  the   consideration   given.   If  the
                         consideration   consisted   of  any   note   or   other
                         obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.



              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                               Amount of          Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities Sold    Proceeds
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None
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REMARKS:

(1) Based on a closing sale price of a share of common stock of I.D. Systems, Inc. of $18.81, as reported on the Nasdaq National Market on November 26, 2004.
(2) Represents number of shares of common stock of I.D. Systems, Inc. outstanding as of November 1, 2004.



INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


       December 6, 2004                               /s/ Kenneth S. Ehrman
   --------------------------                      -----------------------------
       (DATE OF NOTICE)                                     (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

     Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).